Exhibit 99.1
Form 51-102F3
Material Change Report
1.	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”) 5985 McLaughlin Road Mississauga, Ontario L5R 1B8

2.	Date of Material Change

September 5, 2006

3.	News Release

A news release was issued through CCNMatthews on September 5, 2006.

4.	Summary of Material Change

The Board of Directors of Hydrogenics announced that the founding and current President and Chief Executive Officer, Pierre Rivard, will become Executive Chair upon the successful completion of a search for a successor to Mr. Rivard as CEO. At that time, Hydrogenics’ current Chair, Norman Seagram, will become the Lead Director. The Board has engaged a well-recognized executive search firm and has identified the qualities needed in a successful candidate.

5.	Full Description of Material Change

The Board of Directors of Hydrogenics announced that the founding and current President and Chief Executive Officer, Pierre Rivard, will become Executive Chair upon the successful completion of a search for a successor to Mr. Rivard as CEO. At that time, Hydrogenics’ current Chair, Norman Seagram, will become the Lead Director. The Board has engaged a well-recognized executive search firm and has identified the qualities needed in a successful candidate.

Moving into the full-time Executive Chair position, once the new CEO is hired, will enable Pierre Rivard to concentrate on the long term strategy of the company and on future developments in the alternative energy industry. He will also play a critical role in Hydrogenics’ relationships with industry, government, partners, customers, and the community.

Once it is in place, this leadership configuration will enhance the company’s ability to implement the next stage of its business plan and ensure that the necessary resources and skills are in place to address current and anticipated business conditions.

Pending the change in leadership roles, the company will be undertaking an aggressive review of the fixed costs of its operations as well as cash expenditures associated with non-core projects and programs.

See the news release attached as Schedule A for a full description of the material change.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.	Executive Officers

For further information please contact Lawrence Davis, Chief Financial Officer, at (905) 361-3633.

9.	Date of Report

September 7, 2006

SCHEDULE A
Hydrogenics Announces Leadership Changes
Ushering a New Stage in the Company’s Development
MISSISSAUGA, ONTARIO—(CCNMatthews — Sept. 5, 2006) — The Board of Directors of Hydrogenics Corporation (TSX:HYG)(NASDAQ:HYGS), a leading developer and manufacturer of hydrogen and fuel cell products, today announced that the founding and current President and Chief Executive Officer, Pierre Rivard, will become Executive Chair upon the successful completion of a search for a successor to Mr. Rivard as CEO. At that time, Hydrogenics’ current Chair, Norman Seagram, will become the Lead Director. The Board has engaged a well-recognized executive search firm and has identified the qualities needed in a successful candidate.
“Following the recent announcement of a manufacturing and supply agreement for up to 500 fuel cell power modules with American Power Conversion (NASDAQ:APCC), the time is now right for me to address other far-reaching challenges facing Hydrogenics thus allowing for an orderly succession,” said Mr. Rivard. “I’m extremely proud of the accomplishments that Hydrogenics has achieved in the past decade. The APC announcement is industry-defining and company-making, and Hydrogenics is now poised for the next step in Changing Power and Powering Change.”
Moving into the full-time Executive Chair position, once the new CEO is hired, will enable Pierre Rivard to concentrate on the long term strategy of the company and on future developments in the alternative energy industry. He will also play a critical role in Hydrogenics’ relationships with industry, government, partners, customers, and the community.
Once it is in place, this leadership configuration will enhance the company’s ability to implement the next stage of its business plan and ensure that the necessary resources and skills are in place to address current and anticipated business conditions. “It will give us the essential strength necessary for Hydrogenics to add to its prowess as a market and technological leader in hydrogen and fuel cell products and systems,” said Norman Seagram. “Pierre Rivard has been a driving force behind Hydrogenics’ success since its inception,” he continued. “We are delighted that he will continue to provide his unique insights and thought leadership to Hydrogenics for many years in the capacity of Executive Chair.”
Pending the change in leadership roles, the company will be undertaking an aggressive review of the fixed costs of its operations as well as cash expenditures associated with non-core projects and programs.
Pierre Rivard co-founded Hydrogenics in 1995 and has been its President & CEO ever since. Throughout the world, he is a highly respected leader in the field of hydrogen and fuel cell technology, and has been a passionate crusader for environmentally clean energy for decades.
Conference Call Details
A conference call will be held to discuss this announcement on September 6, 2006 at 8:30 a.m. (EDT). To participate in this conference call, please dial (416)-695-9753 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on Hydrogenics website at www.hydrogenics.com . Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a website replay will also be available after the call.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
CONTACT
INFORMATION
Investor Contact:
Hydrogenics Corporation
Lawrence Davis, Chief Financial Officer
1 (905) 361-3633
investors@hydrogenics.com
or
Media Contact:
Hydrogenics Corporation
Jane Dalziel
1 (905) 361-3639
media@hydrogenics.com
www.hydrogenics.com